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                 May 4, 2022

       Thomas W. Toomey
       Chief Executive Officer
       UDR, Inc.
       1745 Shea Center Drive, Suite 200
       Highlands Ranch, Colorado 80129

                                                        Re: UDR, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 27,
2022
                                                            File No. 333-264507

       Dear Mr. Toomey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Andrew P. Campbell,
Esq.